[redacted]

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

13013559

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67807

19
3/8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradingScreen Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Irving Place 3rd FL
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPA's
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the America's (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, Paul Ebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradingScreen Brokerage Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

CRYSTAL SICKLER
Notary Public, State of New York
Registration # 01SI6210351
Qualified in New York County
Commission Expires 8/17/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

"Public"

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

"Public"

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Index

MHM

®

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
TradingScreen Brokerage Services, LLC
(A Limited Liability Company)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (a limited liability company) (the "Company"), as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradingScreen Brokerage Services, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information on page 8 has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 8 is fairly stated in all material respects in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 28, 2013

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2012

ASSETS

Current assets:	
Cash	$ 182,569
Accounts receivable	145
Prepaid expenses and other current assets	1,501
Receivables from broker	52,906
	$ 237,121

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Due to parent (Note 4)	$ 11,099
Accounts payable	4,004
Total current liabilities	15,103
Member's capital	222,018
	$ 237,121

See accompanying notes.

Note 1 - Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company. The Company will dissolve, and its affairs be would up, upon the earliest to occur of a) the written consent of the Parent or b) an event of dissolution of the Company under the Limited Liability Act of the State of Delaware.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is comprised of monthly transaction fees that are recognized as revenue in the month that they are earned, and when the amount is fixed, collection of the resulting receivable is reasonably assured and persuasive evidence of the arrangement exists.

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows the provisions of the Financial Accounting Standards Board's Accounting Standards Codification 740, "Income Taxes," related to the accounting for uncertainty in income taxes. As of December 31, 2012, the Company has no unrecognized tax benefits. The Company is subject to examination for New York City Unincorporated Business Tax for 2009 and thereafter.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the Company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms, monitoring procedures and the geographical dispersion of revenue.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Company owes its Parent $11,099 at December 31, 2012, which is unsecured, non-interest bearing and due on demand. During the year ended December 31, 2012, the Parent contributed $124,900 of amounts due from the Company to member's capital.

Note 5 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $220,372, which exceeded the minimum requirement of $5,000 by $215,372. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

Note 6 - Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all the accounts for such customers.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2013, which is the date the statement of financial condition was available to be issued.

SUPPLEMENTARY INFORMATION

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net Capital		
Total member's capital	$	222,018
Less non-allowable assets:		
Accounts receivable		145
Prepaid expenses and other current assets		1,501
Total deductions		1,646
Net capital	$	220,372
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Due to parent	$	11,099
Accounts payable		4,004
Total aggregate indebtedness	$	15,103
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital at 1,500 percent	$	215,372
Excess net capital at 1,000 percent	$	214,372
Ratio: Aggregate indebtedness to net capital		0.07 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.